CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2012 of Esperanza Resources Corp. of our report dated March 11, 2013, relating to the consolidated financial statements which appear in the Exhibit incorporated by reference in this Annual Report.

“De Visser Gray LLP”

Vancouver, British Columbia

March 18, 2013